UNOFFICIAL ENGLISH TRANSLATION




Deloitte & Touche



Royal Ahold N.V.
Zaandam


Date                                                          Reference
24 February 2003                                              03-018.rjmd/cmo



Auditors' statement accompanying notification by management based on Section 2:362 para. 6 Dutch Civil Code of facts that have become known after the adoption of the annual accounts for 2001 at the general meeting of shareholders held on May 7, 2002


Auditors' statement based on Section 2:362 para. 6 Dutch Civil Code
We have reviewed the attached notification based on Section 2:362 para. 6 of the Dutch Civil Code dated 24 February 2003 by the management of Royal Ahold N.V. at Zaandam. The management is responsible for the content of this notification. We can agree with the content of the notification. Considering the text of the notification we hereby announce that we no longer maintain our auditors' opinions in connection with the annual accounts for 2000 and 2001 and no longer permit publication of these opinions.


Deloitte & Touche Accountants